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CUSIP No. 816080 10 5                                                    Page 1




                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Sel-Drum International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   816080 10 5
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                                 (CUSIP Number)

                             James M. Jenkins, Esq.
                           Harter, Secrest & Emery LLP
                                700 Midtown Tower
                         Rochester, New York 14604-2070
                                 (716) 232-6500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


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CUSIP No. 816080 10 5                                                    Page 2

                                       13D
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        C. COTRAN HOLDING INC.

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS:

            OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CANADA

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                        7        SOLE VOTING POWER:

   NUMBER OF                     7,173,680
    SHARES
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             8        SHARED VOTING POWER:
EACH REPORTING
 PERSON WITH                     N/A

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                        9        SOLE DISPOSITIVE POWER:

                                 7,173,680

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                        10       SHARED DISPOSITIVE POWER:

                                 N/A

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,173,680

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        96.7%

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14      TYPE OF REPORTING PERSON*

        CO

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*SEE INSTRUCTIONS


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CUSIP No. 816080 10 5                                                    Page 3

Item 1.  Security and Issuer
-------  -------------------

        This Schedule 13D relates to the Common Stock $.01 par value, of Sel-Drum International, Inc., a New York corporation, 501 Amherst Street, Buffalo, New York 14207-2913.

Item 2.  Identity and Background
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        (a) Camille Cotran is the sole shareholder, director and officer of C.
            Cotran Holding inc.

        (b) The address of Mr. Cotran is c/o Sel-Drum International, Inc., 501 Amherst Street, Buffalo, New York 14207-2913.

        (c) Mr. Cotran's present principal occupation is acting as President of
            C. Cotran Holding inc.

        (d) During the last five years, Mr. Cotran has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Cotran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) Camille Cotran is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

        The Purchasers entered into a credit facility with the National Bank of Canada (the "Bank") primarily to purchase the shares of Common Stock of Sel-Drum International, Inc. and the Preferred Stock of Sel-Drum's Canadian subsidiary, Sel-Drum Imaging Corporation. C. Cotran Holding inc. is purchasing the Common Stock and Densigraphix Kopi inc., a wholly-owned subsidiary of C. Cotran Holding inc., is purchasing the Preferred Stock, as described below. The credit facility requires a pledge to the Bank of all of the shares of Sel-Drum International, Inc. and Sel-Drum Imaging Corporation held by C. Cotran Holding inc. and Densigraphix Kopi inc.

Item 4.  Purpose of Transaction.
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        During the last month, Brian F. Turnbull, Chairman of the Board of
        Directors of Sel-Drum International, Inc. (the "Corporation"), and Robert E. Asseltine, an advisor of Mr. Turnbull's and a consultant to the Corporation, had advised the Board of Directors of the Corporation that they were considering a number of alternatives directed at maximizing the value of their respective direct and beneficial holdings of the Corporation's Common Stock and their Preferred Stock holdings in the Corporation's Sel-Drum Imaging Corporation subsidiary and to facilitate their personal Estate Planning. Messrs. Turnbull and Asseltine have indicated that some of these alternatives involved disposition of their interests as a block to one or more buyers which could result in a "change of control" as that term is used under the Federal Securities laws.

        On July 6, 1999, Messrs. Turnbull and Asseltine delivered an executed original Term Sheet (the "Term Sheet") among themselves, C. Cotran Holding inc. and Densigraphix Kopi inc. (the "Purchasers"). The Term Sheet anticipated the execution of a Definitive Agreement (the "Agreement"), which was executed on July 30, 1999. Pursuant to the Agreement, Messrs. Asseltine and Turnbull have agreed to sell to C. Cotran Holding inc. all of the shares of the


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CUSIP No. 816080 10 5                                                    Page 4


        Corporation's Common Stock beneficially held by them at a price of $.40 per share. Additionally, certain other family members or related parties of Messrs. Asseltine and Turnbull have agreed to deliver and sell to the Purchasers an additional 1,127,000 shares of Common Stock.

        The Agreement further provides for the acquisition of all outstanding shares of Preferred Stock held by Messrs. Asseltine and Turnbull (or their affiliates) in the Company's Sel-Drum Imaging Corporation subsidiary by Densigraphix Kopi inc. The purchase price for the Preferred Stock is $457.90 per share.

        Messrs. Turnbull and Asseltine will each (jointly and severally) indemnify the Purchasers in the event that any of the following occur:

        a. The Corporation does not report at least $5,200,000 of shareholders' equity at July 31, 1999;

        b. The Corporation's July 31, 1999 pre-tax earnings is not at least $100,000; and

        c. The Corporation's current reserve for doubtful accounts receivable at July 31, 1999 exceeds $100,000 at July 31, 2000.

        Additionally, Messrs. Asseltine and Turnbull have each agreed, jointly and severally, to indemnify the Purchasers against any breaches of representation and warranty.

        At closing, the following matters were attended to: the repayment of indebtedness to the Corporation owed by related parties (approximately $159,820 owed by two corporations controlled by Mr. Turnbull); the resignation of the current members of the Board of Directors; and the execution of certain closing deliveries.

Item 5.  Interest and Securities of the Issuer
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 C. Cotran Holding inc. 7,173,680 shares of Common Stock  Sole Voting Power
                                                          Sole Dispositive Power

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Registrant.
         --------------------------------

        See Item 4 above and Exhibit 1 to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

        Stock Sale and Purchase Agreement among the Selling Shareholders of Sel-Drum International, Inc. and Densigraphix Kopi inc. and C. Cotran Holding inc. dated July 30, 1999 is filed with this Schedule 13D as
        Exhibit 1.


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CUSIP No. 816080 10 5                                                    Page 5

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                                C. COTRAN HOLDING INC.

Dated: August 5, 1999                           By: /s/ Camille Cotran
                                                   -----------------------------
                                                    Camille Cotran, President


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CUSIP No. 816080 10 5                                                    Page 6

                                    EXHIBIT 1

        Stock Sale and Purchase Agreement among the Selling Shareholders of Sel-Drum International, Inc. and Densigraphix Kopi inc. and C. Cotran Holding inc. dated July 30, 1999.